

December 19, 2014

Via E-mail
Andy Michael Ibrahim
Chief Executive Officer
Vapetek Inc.
7611 Slater Avenue, Unit H
Huntington Beach, California 92647

     Re: **Vapetek Inc.**
              Amendment No. 2 to Form 8-K
              Filed December 12, 2014
              Form 10-Q for the Quarter Ended September 30, 2014
              Filed November 19, 2014
              File No. 000-54994

Dear Mr. Ibrahim:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Vapetek, Inc. Form 8-K/A filed December 12, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Financial statements

Note 4 – Related party transactions, page 10

1. We note your response to comment 10 in our letter dated November 7, 2014. Please expand the disclosure to state whether the prices you charge for your products are the same for sales to West Coast as sales to unrelated parties, if applicable. If the pricing of transactions with West Coast are different than similar products to unrelated third party,

Andy Michael Ibrahim
Vapetek, Inc.
December 19, 2014
Page 2

please expand the disclosure to describe how the prices by Vapetek to West Coast were determined.   Please also expand the disclosures in Risk Factors on page 17, accordingly.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director